Exhibit 99.3 LVFHF Form 6K August 29, 2006

Form 51-102F1

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Management’s Discussion & Analysis

Interim (unaudited) Consolidated Financial Statements for the

Six month period ended

June 30, 2006

The following discussion and analysis of the financial position and results of operations for Las Vegas From Home.com Entertainment Inc. (the” Company” or “LVFH”) should be read in conjunction with the unaudited interim consolidated financial statements and the notes thereto for the six month periods ended June 30, 2006 and 2005, and which are prepared in accordance with Canadian generally accepted accounting principals.  The unaudited interim consolidated financial statements and notes thereto have not been reviewed by the Company’s Auditor.  The following discussion and analysis should also be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended December 31, 2005 and 2004.

The following information will include all the disclosure required under Form 51-102F1 for Interim MD&A.

The following information is prepared as at August 29, 2006.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management.  Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied.  Readers are therefore cautioned not to place reliance on any forward-looking statement.

The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Description of Business

The principal business of the Company and its Antiguan subsidiary, Action Poker Gaming Inc. (“Action”) is the development and marketing of software for on-line multi-player interactive card games.  The gaming and entertainment operations are carried on by Action.  The principal revenues of Action are from collecting rakes, licensing fees and royalties.

Las Vegas From Home.com Entertainment Inc. is a reporting issuer in the Provinces of British Columbia and Alberta and files all public documents on www.sedar.com  .  The Company is a foreign private issuer in the United States of America and in this respect, files on EDGAR, its annual report on Form 20-F and other reports on Form 6K.  The following link, http://www.sec.gov/cgi-bin/browse-edgar?company=&CIK=0001061612&filenum=&State=&SIC=&owner=include&action=getcompany will give you direct access to the Company’s S.E.C. filings.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six month interim period ended June 30, 2006

Results of Operations

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

The Company has developed and built Software for on-line multi-player interactive card games (the “Company’s Gaming Software”) which is licensed to its wholly owned Antiguan subsidiary Action Poker Gaming Inc. (“Action”).

The Kahnawake Gaming Commission has issued to Action an interactive gaming license to operate and exploit an Internet Gaming Facility located at the facilities of Mohawk Internet Technologies Inc., which is located in the Kahnawake Mohawk Reserve in Canada (the “Kahnawake Interactive Gaming License”).

Action hosts and operates the Company’s Gaming Software to the general public.  Action is the owner and operator of the URLs www.tigergaming.com, www.actionpoker.com, www.tigergaming.net, www.holycowpoker.com, www.atlantisworldpoker.com,  www.pokerincanada.com, and www.pokerincanada.net .

Action licenses the Company’s Gaming Software to several third party operators.  For a list of all licensees, please visit www.lvfh.com.  Furthermore, Action hosts and operates online poker websites on behalf of its licensees.

During 2005, Action has licensed from an arm’s length third party, an online Casino Software (”Online Casino”), which is operated by Action under the URL www.playvegasfromhome.com.

The principal revenues of Action are from collecting rakes, licensing fees and royalties.

The Company is continually enhancing and upgrading the Company’s Gaming Software in order to enable the Company to retain and increase its customer base.

The Company is presently not a party to any legal proceedings whatsoever.

The Company’s Canadian operations currently employs 42 people (2005: 33) consisting of staff and management.

On April 28, 2004, the Company acquired, Action Commerce Limited (UK), a United Kingdom corporation.  Action Commerce Limited (UK) is now a wholly owned subsidiary of the Company, and acts as payment processor for the Company and its subsidiaries.  Furthermore, the Company has caused to incorporate the following companies which are wholly owned subsidiaries of the Company; (1) Guardian Commerce Limited, (“Guardian”) a St. Kitt’s Corporation which was incorporated to enable the Company’s subsidiaries to continue their business relationship with Optimal Payments Inc., (2) APG Enterprises Ltd., a Cypriot Corporation (“APG Cyprus”).  APG Cyprus is operational in Cyprus and currently employs 33 people (2005: 28); (3) APG Enterprises, an Armenian corporation (“APG Armenia”). APG Armenia currently employs 11 people (2005: Nil) and is providing technical and administrative support to APG Cyprus; and (4) APG Enterprises Costa Rica S.A., a Costa Rican Corporation (“APG Costa Rica”).  APG Costa Rica currently employs 13 people (2005: Nil) and is currently providing Software and technical support to APG Cyprus.  Upon the dissolution of one of the Company’s former subsidiaries, the Company

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2006 (and up to August 29, 2006)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six month interim period ended June 30, 2006

acquired a 100% interest in 4010493 Canada Inc., a federally chartered Canadian company which was dormant and as a result was dissolved.

At the  Annual General Meeting of the Company’s shareholders which was held on June 30, 2006, the shareholders approved the Audited Consolidated Financial Statements for the year ended December 31, 2005 and the Auditor’s report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Neil Spellman and Gregory T. McFarlane as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor.

Effective February 27, 2006, the Company’s common shares have been listed and trade on the Frankfurt Stock Exchange under the trading symbol “LVH”.  The Company’s ISIN number is CA5176721010 and the German security code is WKN935277.  The listing of the Company’s common shares on the Frankfurt Stock Exchange provides the Company with increased exposure in the European investment community as well as increasing the visibility of its products in that marketplace.

For the six month period ended June 30, 2006, the Company recorded revenue of $6,936,922 as compared to $4,760,210 for the same period in 2005, due to an increase in usage of the Company’s Gaming Software.  Interest income was $135,660 as compared to $9,725 during the same period in 2005, reflecting an increase in cash balances in the bank mainly attributable to proceeds received from the Brokered Offering and an increase in revenues from the Company’s Gaming Software.  The loss before other items was $(497,246) as compared to a gain of $652,720 for the same period in 2005. Total expenses of the Company increased to $7,569,828 reflecting an increase in the level of the Company’s activities as compared to $4,117,215 for the same period in 2005.  Items which contributed to an increase in operating expenses during the six month period ended June 30, 2006, were accounting and audit of $104,009 (2005: $34,587); advertising and promotion expenses of $3,441,676 (2005:$1,753,776), amortization of $312,494 (2005: $138,197); bank charges, interest and foreign exchange of $119,260 (2005: $3,126); commission fees of $26,730 (2005: $24,710); licensing fees of $47,206 (2005: $16,552); management fees of $180,000 (2005: $90,000); office expenses of $269,260 (2005: $153,140); rent of $318,632 (2005: $176,454) salaries and benefit expenses of $1,832,008 (2005: $803,341), telephone of $38,774 (2005: $26,313); transaction fees of $514,660 (2005: $382,112); and travel, meals and entertainment expenses of $205,717 (2005: $189,455).  During this period, the Company recognized the amount of $83,419 as stock option compensation expense (2005: $150,034).

During the year ended December 31, 2005, in keeping with Management’s commitment to support worthwhile causes, the Company has made donations totalling $51,500 to the following:- (1) Street Kids International, as to $35,000, an international charity based in Canada, striving to be the lead organization in developing, disseminating and advocating the practical solutions needed to give street kids around the world the choices, skills, and opportunities to make a better life for themselves; (2) St. Vartan’s Armenian Apostolic Church of British Columbia as to $6,500; (3) the Zajac Ranch for Children as to $5,000. The Zajac Ranch is a camp dedicated to “raising the spirits” of children with life threatening, chronic illnesses or disabilities and the Zajac Ranch project is spear headed by the Zajac Foundation, a non-profit organization registered as a charitable institution with the Government of Canada whose mandate is to support children, seniors and those with special needs through innovative community projects focused on developing life long skills and independence; and (4) La Relance Jeunes et Familles, as to $5,000, a charitable organization dedicated to helping young people and their families.

During the six month period ended June 30, 2006, the Company donated $1,000 to the “Make A Wish Foundation”, a children’s charitable foundation, with respect to efforts being made by the

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2006 (and up to August 29, 2006)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six month interim period ended June 30, 2006

Sunbeam Canada/Team Alpine and their drive across Canada in order to raise money for the Make A Wish Foundation and, $5,000 to the Zajac Ranch for Children.  On a going forward basis, the Company intends to continue and focus its commitment to solely support children’s charitable causes.

Effective February 1, 2006, the Company has entered into a lease agreement for its Vancouver offices for a term of 12 months at a montly rent of $16,000 plus G.S.T.

The weighted average loss per common share was $(0.006) as compared to a gain of $0.01 during the same period in 2005.  Total assets at June 30, 2006, were $14,932,451 (2005:$6,032,989). The Company has equipment leases with present net minimum lease payments of $11,746 expiring in 2007 (2005:$33,464).

During the six month period ended June 30, 2006, the Company had a net loss of $(538,373); or $(0.006) per share (weighted average), as compared to a net gain of $750,102; or $0.01 per share (weighted average), in the same period of 2005.

During the six month period ended June 30, 2006, the Company’s weighted average number of shares was 97,203,825 as compared to 77,925,844 for the same period in 2005.

For the six month period ended June 30, 2006, the Company had a working capital of $7.798,183 as compared to $2,045,473 in the same period of 2005.

Second Quarter, (June 30, 2006)

During the three month [Second quarter] period ended June 30, 2006, the Company had a net loss of $(853,501) or $(0.009) per share as compared to a net gain of $385,773; or $0.005 per share in the same three month [Second quarter] period of 2005.  Total revenues increased to $3,331,527 (2005:$2,684,624) mainly due to an increase in revenue generated from the Company’s Gaming Software in the amount of $3,258,201 (2005:$2,676,154).  Interest income increased to $73,326 from $8,470 for the comparative period in 2005 due to increased cash balances in the bank. Operating costs have increased to $4,185,028 as compared to $2,396,233 for the same period in 2005 reflecting an increase in the Company’s activities.  Costs relating to accounting and audit, advertising and promotion, amortization, bank charges, interest and foreign exchange fees; licensing fees; management fees; office expenses; rent; salaries and benefits, telephone; transaction fees and travel, meals and entertainment contributed to the increase in operating costs.

Risks related to our Business

The Company, and the Securities of the Company, should be considered a highly speculative investment.  The following risk factors should be given special consideration when evaluating an investment in any of the Company's Securities:

•

General Risk Factors:  Although management of the Company believes that the conduct of Internet gaming related activities by its Antiguan subsidiary, Action Poker Gaming Inc. (“Action”), represents a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it can have a material adverse impact on the business and financial affairs of the Company.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2006 (and up to August 29, 2006)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six month interim period ended June 30, 2006

There is an ongoing effort in the U.S.A. to enact legislation for the prohibition of on-line gaming and for financial transactions pertaining to on-line gaming.  The passage of such legislation could substantially and adversely impact the business and financial affairs of the Company and its licensees.

The marketplace for the Company’s Gaming Software is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences.  The Company’s products and services compete against those of other companies that have greater financial, marketing, technical and other resources than those of the Company.  Any changes in the internet’s role as the premier computer network information service or any shutdown of internet services by significant internet service providers will have an adverse material impact on the Company’s ability to generate revenues.  Furthermore, the Company can be severely and adversely affected from power failures, internet slowdowns or failures, software slowdowns or failures and hackings.  The Company relies heavily on its employees, the loss of any of whom could have an adverse effect on the Company. The Company also relies on its licensees for the operation of the Company’s Gaming Software, the loss of any of which could have an adverse effect on the affairs of the Company. Changes in policies of companies, financial institutions or banks, that handle credit card transactions and/or other types of financial transactions for on-line gaming, can have an adverse impact on the business and financial affairs of the Company.

The profitability of the Company can be affected by fluctuations in the exchange rate of the US Dollar in relation to the Canadian Dollar due to the fact that the Company’s revenues are generated in US Dollars while a certain portion of the Company’s expenses are incurred in Canadian Dollars.

•

Dilution: There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company's shareholders.

•

Revenues and Dividends:  While The Company has recently started generating meaningful revenues, the Company has not yet established a long term pattern of consistently generating meaningful revenues.  The Company intends to retain its earnings in order to finance further growth.  Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

•

Investments in Securities:  From time to time, the Company has acquired securities for investment purposes.  The Company is exposed to significant market risk with respect to these securities and there are no assurances whatsoever that the Company will recover its investment in these securities.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2006 (and up to August 29, 2006)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six month interim period ended June 30, 2006

Summary of Quarterly Results

The following are the results for the eight most recent quarterly periods, starting with the three month quarterly period ended June 30, 2006:

For the Quarterly Periods ended	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005
Total Revenues	$3,331,527	3,741,055	3,561,718	3,389,665
Income (loss) before other items	(853,501)	356,255	(9,291)	515,857
Earnings (loss) per common share before other items	(0.009)	0.004	(0.00)	0.006
Fully diluted earnings (loss) per common share before other items	**n/a	0.003	**n/a	0.004
Net income (loss) for the period	(853,501)	315,128	(177,218)	515,857
Basic net earnings (loss) per share	(0.009)	0.003	(0.002)	0.006
Diluted net earnings (loss) per share	**n/a	0.003	**n/a	0.004

For the Quarterly Periods ended	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004
Total Revenues	$2,684,624	2,085,311	1,073,518	350,688
Income (loss) before other items	288,391	364,329	(2,176,513)	(530,878)
Earnings (loss) per common share before other items	0.003	0.005	(0.03)	(0.01)
Fully diluted earnings (loss) per common share before other items	0.003	0.004	**n/a	**n/a
Net income (loss) for the period	385,773	364,329	(3,461,006)	(558,394)
Basic net earnings (loss) per share	0.005	0.005	(0.05)	(0.01)
Diluted net earnings (loss) per share	0.004	0.004	**n/a	**n/a

Note: Gain (loss) per common share calculations in the above tables are based on the number of shares outstanding for the periods, and not on the weighted average number of shares outstanding (Canadian GAAP) as shown in the Statements of Operations and Deficit for the above mentioned periods.

**The Diluted (loss) per share calculations are not reflected as the effect would have been anti-dilutive.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2006 (and up to August 29, 2006)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six month interim period ended June 30, 2006

A major portion of the Company’s total revenues have been generated as a result of a general acceptance of the Company’s Gaming Software by the Company’s Licensees and users of the Company’s Gaming Software.

Fluctuations in the exchange rate of the US dollar in relation to the Canadian dollar have a direct impact on the results of the Company’s operations due to the fact that the Company’s revenues are generated in US dollars while a certain portion of the Company’s expenses are incurred in Canadian dollars.

Liquidity and Capital Resources

During the first quarter of 2006, and the first, second, third and fourth quarters of 2005, the Company experienced meaningful increases in its total revenues, however during the second quarter of 2006 total revenues declined slightly.  In order for the Company to further increase its revenues, the Company must dedicate more resources to marketing and to upgrading the Company’s Gaming Software so as to have a full suite of poker games as well as new products.  If the Company is successful in increasing and/or sustaining its revenues, Management is of the opinion that the Company shall be able to fund its marketing and development expenditures from the Company’s increased and/or current cash flow.

The Company entered into Non-Brokered Private Placement Agreements with various parties, dated December 13, 2004, to issue 5,000,000 units at $0.20 per unit for total proceeds of $1,000,000 to the Company, each unit consisting of one common share and one-half of one warrant; each whole warrant entitling the holder to purchase one common share at a price of $0.25 per common share for a period of 24 months.  The financing was approved by the TSX Venture Exchange on January 7, 2005, and all units which were issued had a hold period which expired on May 8, 2005.

The Company entered into an agreement on April 20, 2005, with a syndicate of underwriters led by Wellington West Capital Markets Inc. and CIBC World Markets Inc. and including GMP Securities Ltd. and Sprott Securities Inc. (collectively the “Underwriters”) for a "bought-deal" underwritten private placement of Subscription Receipts (the "Brokered Offering").  The Brokered Offering closed on May 13, 2005.  As a result, 12,485,500 common shares and 6,242,750 share purchase warrants at an exercise price of $1.00 per common share were issued to various investors pursuant to the Brokered Offering.  Total net proceeds received by the Company were $7,487,689.  The Company paid the Underwriters an aggregate cash commission of $547,801 and issued a total of 842,771 Broker’s Compensation Warrants (the “Compensation Warrants”) which are exercisable into Units at $0.65 per Unit.  Each Unit consists of one common share in the capital of the Company and one half of one share purchase warrant.  One whole share purchase warrant is required to purchase one additional common share at $1.00 per share.  All share purchase warrants expire on May 13, 2007.  The shares, share purchase warrants and Compensation Warrants, which were issued by the Company on July 13, 2005, had hold periods which expired on September 14, 2005, at which time the share purchase warrants commenced trading on the TSX Venture Exchange, under the symbol LVH.WT.

Proceeds received by the Company from all financings are being utilized for general working capital purposes.

The Company has granted stock options and share purchase warrants to acquire common shares of the Company, at certain prices, to various parties.  Should any outstanding stock options or share purchase warrants be exercised by any party, then any funds received by the Company shall be used for general working capital purposes.  However, there are no assurances whatsoever that any stock options or share purchase warrants will be exercised before their respective expiry dates.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2006 (and up to August 29, 2006)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six month interim period ended June 30, 2006

During the six month period ended June 30, 2006, a total of 535,592 stock options were exercised at prices ranging between $0.12 and $0.19 per common share for total proceeds to the Company of $87,875.  During the six month period ended June 30, 2006, a total of 146,500 stock options exercisable at prices ranging between $0.12 and $0.46 per common share expired and 115,000 employee stock options exercisable at prices between $0.25 and $0.27 per common share were granted during the period.

During the six month period ended June 30, 2006, a total of 465,000 share purchase warrants were exercised for total proceeds to the Company of $99,000 which were comprised of 300,000 warrants at an exercise price of $0.25 per common share, 90,000 brokers’ warrants at an exercise price of $0.10 per common share and 75,000 warrants at an exercise price of $0.20 per common share.

The Company’s working capital at June 30, 2006, was $7,798,183 as compared to a working capital of $8,429,106 at December 31, 2005; Marketable securities at June 30, 2006, were $139,293 as compared to $379,236 at December 31, 2005; Accounts receivable at June 30, 2006, was $1,572,218 as compared to $1,801,274 at December 31, 2005; Prepaids and security deposits at June 30, 2006, were $45,616 as compared to $27,499 at December 31, 2005; Due from related parties at June 30, 2006, was $727 as compared to $4,740 at December 31, 2005.  At June 30, 2006, the Company had $8,214,864 in cash and term deposits as compared to 8,408,620 at December 31, 2005.

During the six month period ended June 30, 2006 the Company’s total assets were $14,932,451 which included the Acquisition of the three card games Software of $2,401,200 as compared to total assets of $12,819,608 at December 31, 2005.  The Company’s total liabilities were $2,174,535 as compared to $2,194,813 at December 31, 2005.

Trends

The marketplace for the Company’s business is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences.  Consequently, new products are being developed continuously by the Online Gaming Industry in order to satisfy customer demands, and new costly venues of advertising and promotion are being used by the Online Gaming Industry so as to attract new customers and retain existing ones.

Related Party Transactions

On November 4, 2002, the Company entered into a Licensing Agreement with Bronx, a related company, for the joint development of certain gaming software consisting of three card games (the “three card games Software”), as a result of which, the three card games Software was equally owned by the Company and Bronx.  The Company was the operator of the three card games Software and marketed the three card games.  The Company’s share of revenues from the three card games Software was $484,804 as of December 31, 2005.  Prior to May 6, 2006, the Company received 60% of all revenues that were generated from the operation of the three card games Software and Bronx received 40%.  On May 5, 2006, Bronx sold its interest in the three card games Software to the Company for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of LVFH at a deemed price of $0.36 per share for a total acquisition cost of $2,401,200.  The 6,670,000 common shares of the Company, which have been issued to Bronx, are restricted from trading until May 1, 2007.  As a result of this sale, Bronx will no longer receive any revenues from the Company with respect to the three card games Software.  For the six month period ended June 30, 2006, the Company has paid to Bronx

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2006 (and up to August 29, 2006)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six month interim period ended June 30, 2006

$219,160 which represents Bronx’s 40% share of revenues generated from the three card games Software (2005: $217,688).

The Company’s 60% share of revenues from the three card games software for the six month period ended June 30, 2006 was $328,740 as compared to $326,532 for the corresponding period in 2005 and as compared to $727,206 for the year ended December 31, 2005.

For the six month period ended June 30, 2006, Kalpakian Bros. of B.C. Ltd. was paid $180,000. (2005:$90,000).  The principals of Kalpakian Bros. of B.C. Ltd. are Bedo H. Kalpakian and Jacob H. Kalpakian, both Company directors and officers.  Pursuant to a Management Services Agreement (the "Agreement") effective July 1, 2005, the remuneration payable to Kalpakian Bros. is $30,000 per month plus GST.  Kalpakian Bros. is also entitled to reimbursement for all traveling and other expenses incurred by it in connection with performing its services.  The term of the Agreement is for five years and the term automatically extends for additional one-year periods on each anniversary date of the Agreement, unless the Company, not less than 180 days prior to any such anniversary, gives written notice to Kalpakian Bros. that it does not wish to further extend the Agreement.  If the Agreement is terminated by the Company other than for just cause, or is terminated by Kalpakian Bros. for good reason, then Kalpakian Bros. is entitled to be paid the annual remuneration for the unexpired term of the Agreement and is also entitled to immediate vesting of all unvested stock options.  Kalpakian Bros. may terminate the Agreement on giving four months notice.

As of January 7, 2005, Bronx, a related company, has acquired for investment purposes, 1,250,000 units of the Company at a price of $0.20 per unit.  Each unit consists of one common share and one-half of one warrant.  One whole warrant is required to purchase one common share at $0.25 per share expiring on January 7, 2007 of which a total of 300,000 share purchase warrants were exercised at $0.25 per common share for total proceeds to the Company of $75,000. In the future, Bronx may either increase or decrease its investment in the Company.

The Director’s loan of $4,740 was repaid to the Company on February 9, 2006.

As of June 30, 2006, an amount of $9,685 is due to a Director for travel expenses incurred on behalf of the Company.

The Company shares office space and certain expenses with Bronx, a company related by common management, officers and certain directors.  Prior to August 2001, Bronx charged the Company for its proportionate share of office rent, payroll expenses and other expenses.  Subsequent to August 2001, rent for the office premises is paid by the Company and Bronx is charged for its proportionate share.

As of January 1, 2005, the Company and Bronx no longer have any related party transactions with regards to office expenses, loans, benefits and rent.

Changes in Accounting Policies

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires all forms of stock based compensation, including stock options to be accounted for using the Fair Value based method and recorded as an expense over the vesting period.  Previously, the Company did not record any compensation cost on the granting of stock options to directors, officers, employees and consultants as the exercise price was equal to or greater than the market price at the date of the

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2006 (and up to August 29, 2006)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six month interim period ended June 30, 2006

grants.  Accordingly, stock option compensation of $83,419 was recognized as an expense for the six month period ended June 30, 2006.

Financial Instruments

(i)

Fair value

The carrying value of cash and term deposits, accounts receivable, accounts payable and accrued liabilities, amounts due to and from related parties and obligation under capital lease approximate their fair value because of the short maturity of these financial instruments.

(ii)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

(iii)

Credit risk

The Company is exposed to credit risk with respect to its accounts receivable, however, risks on accounts receivable is minimal as receivables are from major internet payment processors.

(iv)

Foreign currencies

The Company considers the Canadian dollar to be its functional currency and translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year.  The exchange rate may vary from time to time.  This risk is minimized to the extent that all non-Canadian source revenues and expenses are in US dollars.

(v)

Market risk

The Company is exposed to market risk with respect to its investment in marketable securities from adverse fluctuations in their market value and in the event the marketable securities are delisted from public trading.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Company’s June 30, 2006 Interim (unaudited) Consolidated Statements of Operations and Deficit and the Company’s December 31, 2005 Annual (audited) Consolidated Statements of Operations and Deficit.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2006 (and up to August 29, 2006)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six month interim period ended June 30, 2006

Capital Stock

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Outstanding Share Data as at August 29, 2006	No. of Common Shares	No. of Preferred Shares	Exercise ($) Price per common share	Expiry Dates
Issued and Outstanding	100,197,270	Nil	N/A	N/A
Stock Options	9,450,000	Nil	$0.12 to 0.46	Sept 15/06 to August 1/08
Warrants	*12,492,750	Nil	$0.20 to $1.00	Oct 31/06 to May 13/07
842,771 Compensation Warrants to acquire Units Consisting of:
(a) common shares	842,771	Nil	$0.65	May 13/07
(b) share purchase Warrants	421,386	Nil	$1.00	May 13/07
Fully Diluted as at August 29, 2006	123,404,177	Nil	N/A	N/A

*Of which 6,242,750 warrants commenced trading on the TSX Venture Exchange under the trading symbol "LVH.WT” effective at the opening on September 14, 2005.  Each warrant entitles the holder to purchase one common share at a price of $1.00 per share and will expire on May 13, 2007.

Subsequent Events

Subsequent to the six month period ended June 30, 2006, a total of 12,000 employee stock options were exercised at an exercise price of $0.12 per common share for total proceeds to the Company of $1,440.  A total of 150,000 employee stock options were granted at exercise prices ranging between $0.18 and $0.21 per common share.  In addition, a total of 92,500 employee stock options expired at exercise prices ranging between $0.12 and $0.38 per common share.

On July 27, 2006 the Company appointed GMP Securities L.P. (“GMP”) as financial advisor to the Company in connection with providing strategic advice regarding a transaction that may result in, or involve, a sale, merger, amalgamation, arrangement, purchase of assets or another entity, organization or similar transaction involving the Company or its assets.  Pursuant to this appointment, as compensation for the services to be provided by GMP, the Company is obligated to pay certain fees and expenses.

Outlook 2006

Despite ongoing legal concerns for the industry, operating trends remain generally positive but consolidation within the industry remains inevitable at the operating level.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2006 (and up to August 29, 2006)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six month interim period ended June 30, 2006

For any company to remain competitive in the industry, it must either offer a full choice of verticals to the gaming customer or carve either a dominant or niche space in the marketplace.  The large number of online gaming sites and the increasingly higher barriers to profitable scale mean that consolidation will be seen by many operators as an attractive exit going forward.

The Company is continually seeking to find opportunities where it can leverage its database into other game verticals with another operator to take advantage of operating synergies.

The Company’s day to day core business was slightly weaker in Q2 as a result of seasonal activity and software delays but the Company is optimistic that it has laid the groundwork for a stronger second half of the year.

The stronger results are expected as a result of software upgrades to its current system, the addition of real money black jack plus other new games and the introduction of several larger industry operators as new licensees.

For 2006, the Company is revising its revenue expectations between $13.5 - $16 million alone from its current poker concentrated software offering.  This forecast still represents a healthy increase from the previous year.

In addition to the above, a new stream of revenue is also expected to be generated with the launching of a separate Asian Software platform, which is now scheduled for release in Q3.

This Asian initiative will not only lessen the Company’s dependence on its current business derived from one specific region, it could possibly fuel strong growth by introducing “Early or First to Market” software of already recognized and popular games in that market not yet found on the internet.

While it is pre-mature to estimate what revenue the new Asian Software platform will generate, the Company is hopeful the combination of its unique software, early or first mover advantage coupled with promising relationships will generate positive results.

Despite the weaker quarter, the Company’s management is confident its diversification to, and focus on, specialized or niche markets will add to shareholder value in the future.  As a result of this confidence, the Company’s board of directors is considering a normal course issuer bid of its securities.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2006 (and up to August 29, 2006)